Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED DECEMBER 9, 2021
TO THE PROSPECTUS DATED APRIL 23, 2021

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2021, as supplemented by Supplement No. 1 dated May 6, 2021, Supplement No. 2 dated May 14, 2021, Supplement No. 3 dated June 4, 2021, Supplement No. 4 dated July 8, 2021, Supplement No. 5 dated August 5, 2021, Supplement No. 6 dated August 18, 2021, Supplement No. 7 dated September 2, 2021, Supplement No. 8 dated October 5, 2021, Supplement No. 9 dated November 8, 2021, Supplement No. 10 dated November 17, 2021, Supplement No. 11 dated November 22, 2021 and Supplement No. 12 dated December 6, 2021. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose changes to our management.

Management

The following disclosure is added to the “Management — Directors and Executive Officers” section of our prospectus and other sections of the prospectus as appropriate.

On December 3, 2021, our board of directors appointed Anne-Marie Vandenberg to serve as our Chief Executive Officer, effective immediately. Ms. Vandenberg will continue to serve as our President and as a member of our board of directors.

Ms. Vandenberg succeeded W. Todd Henderson as the Chief Executive Officer of the Company. Mr. Henderson’s replacement was not due to any disagreement with the Company, its advisor or any of their affiliates. Mr. Henderson will continue to serve as a director and Chairman of the Board.

The appointment of Ms. Vandenberg was not made pursuant to any arrangement or understanding between her and any other person, and there are no transactions between the Company and Ms. Vandenberg that would be required to be reported under Item 404(a) of Regulation S-K. Biographical information with respect to Ms. Vandenberg is set forth below:

Anne-Marie Vandenberg, 39, has served as our Chief Executive Officer since December 2021 and as our President and a member of our board of directors since October 2018. She is also a Lead Portfolio Manager for DWS’s Alternatives platform. Ms. Vandenberg previously served as our Chief Operating Officer from October 2018 to December 2021, and prior to that led the RREEF real estate defined contribution strategy. Ms. Vandenberg was previously the Head of Real Estate Capital Markets, responsible for asset and fund level financings across the Americas private real estate platform. In that role, she structured over 200 real estate and fund financing transactions totaling over $11.65 billion. She joined RREEF Real Estate in 2004 as part of the closing team, working on the acquisition and disposition of commercial real estate investments. In 2005, she transitioned to Capital Markets, ultimately taking on the leadership of the group in 2013. Ms. Vandenberg has also been involved in fund restructuring efforts, sits on RREEF’s Leadership Committee, the America’s Investment Strategy Council and has participated in the strategic capitalization of several real estate products on RREEF Real Estate’s platform. She is an active member of Urban Land Institute where she is a Vice Chair of the Urban Mixed Use and Development Silver Council. She is also the Chair Elect of the Institute of Portfolio Alternatives, a member of NCREIF and co-treasurer of DCREC. Ms. Vandenberg holds a B.A. from Tulane University, a M.S. in Real Estate Finance from DePaul University and a J.D. from The John Marshall Law School.